SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press release dated February 1, 2005.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	FOR IMMEDIATE RELEASE

CGI Reports Solid First Quarter 2005 Results
Revenue up 37.4%, net earnings up 25.4%, and strong cash flow

Montreal, February 1, 2005 - CGI Group Inc. (NYSE: GIB; TSX: GIB.SV.A), a leading provider of end-to-end information technology and business process services, today reported unaudited results for its first quarter ended December 31, 2004. All figures are in Canadian dollars unless otherwise indicated.

First Quarter Fiscal 2005 Highlights

•	Revenue of $950.3 million was 37.4% higher than in the first quarter of fiscal 2004.
•	Cash provided by continuing operating activities increased to $103.7 million from $93.7 million a year ago.
•	Net earnings after the expensing of stock options increased 25.4% to $53.3 million from $42.5 million in the first quarter of fiscal 2004. o The net earnings margin was 5.6%, below 6.1% in the first quarter of fiscal 2004 due to the acquisition of AMS but above 5.5% the previous quarter.
•	Basic and diluted earnings per share of $0.12 were up over basic and diluted earnings per share of $0.11 reported in last year’s first quarter. Excluding the expensing of stock options, earnings per share would have been $0.13 in the first quarter compared with $0.12 last year.
•	The EBIT margin was 9.1%, compared with 10.6% in the previous year and 8.8% in the previous quarter. The integration of American Management Systems (“AMS”) was largely completed in the fiscal 2005 first quarter. o The backlog of signed contracts at December 31, 2004 was $13.0 billion with a weighted average remaining contract term of 7.0 years.
•	The current pipeline of bids for large outsourcing contracts being reviewed by potential clients remains at $7 billion.

“We are pleased to report continuing strong year-over-year growth in revenue and net earnings, as well as solid cash flow,” said Serge Godin, chairman and CEO. “On a sequential basis, we expect revenue, profitability and organic growth to continue to increase as proposals in our sales funnel and pipeline become signed contracts and as we have achieved further synergies from AMS. Operations and teams of CGI and the former AMS have been blended, achieving the cost reductions and earnings accretiveness targeted by the integration program.”

“Going forward, we will continue to apply our four pillars of growth strategy, with discipline, as this approach has proven that it delivers results,” Mr. Godin added. “We see growing demand for services in all our markets and are focused on leveraging our increased critical mass in the US, Europe and Asia-Pacific while continuing to capitalize on new business opportunities in Canada.”

FINANCIAL HIGHLIGHTS

In millions of CDN$ except margin and share data amounts	3 months ended December 31		3 months ended September 30
	2004	2003	2004

Revenue	$950.3	$691.6	$959.2
Net earnings from continuing operations	$53.3	$42.9	$52.9
Net earnings	$53.3	$42.5	$52.9

Cash provided by continuing operating activities	$103.7	$93.7	($3.6)

Net earnings from continuing operations margin	5.6%	6.2%	5.5%

Net earnings margin	5.6%	6.1%	5.5%

Basic and diluted earnings per share from continuing operations	$0.12	$0.11	$0.12

Basic and diluted earnings per share	$0.12	$0.11	$0.12

Basic and diluted earnings per share before the expensing of stock options	$0.13	$0.12	$0.13

Order backlog	$13,013	$12,207	$12,965

CGI Reports 1Q FY05 Results
February 1, 2005 Page 2

First Quarter Results (See also: Q1 MD&A filed with Sedar & Edgar and available at www.cgi.com) Revenue for the first quarter ended December 31, 2004 increased 37.4% to $950.3 million, from $691.6 million in the same quarter last year, and was down 0.9% sequentially from fourth quarter revenue of $959.2 million. The currency exchange rate, mainly between the Canadian and US dollars, had a negative impact of $23.4 million or 2.4% on revenue, compared with the previous quarter. Year-over-year organic revenue growth, excluding the impact of currency fluctuation, was 6.2%.

In the first quarter, revenue from long-term outsourcing contracts represented 57% of the Company’s total revenue, including 44% from IT services and 13% from business processing services, while project oriented consulting and systems integration work represented 43%. Geographically, clients in Canada represented 61% of revenue; clients in the US represented 31%; and in all other regions, 8%. Revenue from clients in the financial services sector represented 38% of total revenue; while government and healthcare represented 27%; telecommunications and utilities, 23%; retail and distribution, 8%; and manufacturing, 4%.

CGI began expensing stock options in the first quarter of fiscal 2005, in accordance with Canadian GAAP. Earnings and cash flow amounts for fiscal 2004 have been adjusted for comparison purposes.

Earnings before interest, income taxes, entity subject to significant influence and discontinued operations (“EBIT”) was $86.6 million in the first quarter, up 18.1% over last year’s first quarter EBIT of $73.3 million, and up 3.2% over fourth quarter EBIT of $84.0 million. The EBIT margin was 9.1% for the quarter, compared with 10.6 % in last year’s first quarter and 8.8% in the fourth quarter. On a year-over-year basis, the EBIT margin was reduced by the lower margins of AMS’ business activities. The sequential improvement in the EBIT margin reflects the profitability generated by new business, offset partially by the currency impact on our integrated foreign operations.

Net earnings in the first quarter increased 25.4% to $53.3 million from net earnings of $42.5 million in the same period of 2004, and increased marginally from net earnings of $52.9 million in the fourth quarter. Compared with the first quarter of fiscal 2004 when there were discontinued operations, net earnings from continuing operations in the first quarter increased 24.4% from net earnings from continuing operations that quarter. The net earnings margin was 5.6% in the first quarter, compared with 6.1% last year and 5.5% in the fourth quarter. Basic and diluted earnings per share were $0.12 in the first quarter, against basic and diluted earnings per share of $0.11 in last year’s first quarter and $0.12 in the fourth quarter. Excluding the expensing of stock options, earnings per share would have been $0.13 in the first quarter compared with $0.13 in the previous quarter and $0.12 a year ago.

Cash provided by continuing operating activities was $103.7 million in the first quarter of fiscal 2005, compared with $93.7 million a year ago, and negative $3.6 million in the previous quarter.

The Company maintained a strong balance sheet. At December 31, 2004, cash and cash equivalents were $229.6 million. The long-term debt to capitalization ratio was 15.2%. Days sales outstanding (DSOs) were reduced to 50 days at December 31, 2004, from 53 days in the previous quarter, mainly reflecting improved collection of our client receivables.

CGI Reports 1Q FY05 Results
February 1, 2005 Page 3

In January 2005, CGI announced that it had increased its credit facilities to $800 million, from $515 million previously, to support its growth strategy. The Company concluded a five-year unsecured revolving credit facilities on more favorable terms and conditions than the previous facilities, through an international banking syndicate. At quarter end, total credit facilities available amounted to $621.7 million.

First Quarter Operating Highlights

During the quarter, CGI announced various contract signings, investments and operational initiatives. The Company: o Secured contract bookings that included new contracts, extensions and renewals of $998.1 million.

•	Announced the signing of several contracts with the Centers for Medicare & Medicaid Services (CMS) totaling over US$100 million. CMS is the federal agency within the U.S. Department of Health and Human Services (HHS) responsible for the Medicare, Medicaid and the State Children’s Health Insurance Program (SCHIP) programs.
•	Completed the acquisition of AGTI. Since December 6, 2000 CGI had held a 49% equity position in AGTI. AGTI was a privately-held, Montreal-based information technology (IT) consulting company with revenues of CDN$50 million. The transaction closed on December 1st, 2004.
•	Announced that it was one of 12 companies selected to provide information technology support services under the U.S. Department of Justice’s Information Technology Support Services (ITSS-3) contract. Work will be done under ITSS-3, a multiple-agency, indefinite delivery indefinite quantity (IDIQ) contract, through competitively awarded task orders potentially worth US$980 million over the duration of the seven-year contract.
•	Announced it had been selected by the Canadian International Development Agency (CIDA) for a four-year managed services contract valued at CDN$15.8 million. CIDA is the federal agency charged with planning and implementing most of Canada’s sustainable development programs in developing countries.
•	Announced that the Canada Revenue Agency, the federal body that administers tax laws and several social and economic programs delivered through the tax system, had chosen CGI for a multi-year, multi-million dollar systems integration and consulting contract.

Guidance
Based on information known today about market conditions and demand for CGI’s services, the Company maintains its guidance for fiscal 2005 that it provided November 9, 2004.

Quarterly Conference Call
A conference call for the investment community will be held today, February 1, at 9:30 am (ET). Participants may access the call by dialing (800) 564-3880 or through the Internet at www.cgi.com. Supporting slides for the call will also be available at www.cgi.com. For those unable to participate on the live call, a webcast and copy of the slides will be archived at www.cgi.com.

CGI Reports 1Q FY05 Results
February 1, 2005 Page 4

Annual General Meeting
Also today, CGI will host its fiscal 2004 Annual General Meeting at the Hilton Montreal Bonaventure Hotel in Montreal at 11:00 am (ET). For those who are unable to attend in person, the Company will simultaneously webcast the meeting and management presentation in a live video format from its website at www.cgi.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

CGI
Investor relations
Jane Watson, vice-president, investor relations
(416) 945-3616

Ronald White, director, investor relations
(514) 841-3230

Media relations
Eileen Murphy, director, media relations
(514) 841-3430

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: February 1, 2005	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary